UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Advance Logistics Toshi Hojin
(Name of Subject Company)
Advance Logistics Investment Corporation
(Translation of Subject Company’s Name into English (if applicable))
Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)
Mitsui Fudosan Logistics Park Inc.
(Name of Person(s) Furnishing Form)
Common Stock
(Title of Class of Subject Securities)
N/A
(CUSIP Number of Class of Securities (if applicable))
Mitsui Fudosan Logistics Park Inc. 8-7, Ginza 6-chome Chuo-ku, Tokyo 104-0061 Japan +81-3-6327-5160 Attn: Kenji Yamamoto
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
N/A
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

Exhibit Number
99.1	Convocation Notice for 6th General Unitholders’ Meeting (English Translation)
99.2	Merger Agreement (English Translation)
99.3	Articles of Incorporation of Mitsui Fudosan Logistics Park Inc. (English Translation)
99.4	Asset Management Report of Mitsui Fudosan Logistics Park Inc. (English Version)

Item 2.  Informational Legends

The required legend is prominently included in the document(s) referred to in Item 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III – CONSENT TO SERVICE OF PROCESS

Mitsui Fudosan Logistics Park Inc. submitted to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X dated August 6, 2024.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Mitsui Fudosan Logistics Park Inc.

/s/ Hiroshi Asai

Name: Hiroshi Asai
Title: Executive Director

Date: September 18, 2024